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    IMMEDIATELY                          Robert J. Bregenzer
                                         Information Resources, Inc.
                                         (312) 726-1221



             INFORMATION RESOURCES COMPLETES AGREEMENT WITH ORACLE



CHICAGO, IL, July 28, 1995 --- Information Resources, Inc. (IRIC on NASDAQ) announced today that it has completed the previously-announced sale of a portion of its software business to Oracle Corporation (ORCL on NASDAQ).

Proceeds from the sale of approximately $100 million will be used to retire existing bank debt, to pay transaction fees and for general corporate purposes.

Information Resources, Inc., a Chicago-based company, provides a variety of information, software and consulting services with a particular focus on the consumer packaged goods industry. IRI's services include proprietary databases, advanced analytics and software application products to assist clients in testing, executing, monitoring and evaluating sales, marketing and distribution programs. The Company markets its services in 26 countries worldwide.


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